                                              EX-99.B(h)rsssacomp

    WADDELL & REED ADVISORS RETIREMENT SHARES, INC.

                       EXHIBIT B
                     COMPENSATION

Class A Shares

An amount payable on the first day of each month of $1.4125 for each account of the Company which was in existence during any portion of the immediately preceding month.

Class B Shares

An amount payable on the first day of each month of $1.4125 for each account of the Company which was in existence during any portion of the immediately preceding month.

Class C Shares

An amount payable on the first day of each month of $1.4125 for each account of the Company which was in existence during any portion of the immediately preceding month.

Class Y Shares

An amount payable on the first day of each month equal to 1/12 of .15 of 1%
of the average daily net assets of the Class for the preceding month.

Effective September 1, 2000